Exhibit 99.1

Stellantis and Roshel Sign Agreement for Sale of Brampton Assembly Plant in Canada

Companies to Explore Future Business Opportunities in the Defence Industry

November 9, 2026, Brampton, Ont. - Stellantis, a leading global automaker, and Roshel, a Canadian-based defence technology company, today announce an Asset Purchase Agreement under which Roshel will acquire the Brampton Assembly Plant and associated equipment from Stellantis for an undisclosed amount.

The companies are also establishing a strategic cooperation framework to explore future global collaboration opportunities across vehicle technologies and related services in the defence industry.

Today's announcement will create a path to return Brampton Assembly Plant to productive industrial use, while also:

•Furthering Stellantis’ FaSTLAne 2030 strategy
•Supporting the continued growth of the Canadian defence manufacturer
•Creating potential new joint business opportunities for the two companies
The transaction is aligned with Stellantis' FaSTLAne 2030 strategy to strengthen long-term competitiveness through disciplined management of its manufacturing footprint with the goal to achieve approximately 80% capacity utilization across North America in 2030.

“Brampton employees have made lasting contributions to Stellantis, and we take our responsibilities to them and their families seriously. After three years of paid layoff, we remain committed to working with Unifor on a fair resolution,” said Antonio Filosa, Stellantis CEO. “With this announcement, we are driving forward our broader strategic goals, opening new opportunities for Stellantis in the defence industry and creating a path to return the Brampton facility to productive industrial use.”

“Our plan is to create a new Centre of Excellence for advanced manufacturing, which will allow Canadian companies to better serve customers at home and export into allied markets. Aligned with Canada’s Defence Industrial Strategy, it will strengthen our sovereign industrial capabilities, drive local economic growth and bring much-needed manufacturing space and jobs to the Toronto area,” said Roman Shimonov, founder and CEO, Roshel. “We look forward to working collaboratively with government and the broader community to bring this vision to life.”
Stellantis acknowledges its obligations to employees under the collective agreement and applicable laws. The company remains prepared to engage with Unifor to negotiate a settlement to assist union-represented employees.

Stellantis continues to maintain a significant Canadian presence across vehicle manufacturing, casting, research and engineering, and automotive components, including Windsor Assembly Plant, Etobicoke Casting Plant, the Automotive Research and Development Centre in Windsor and its CpK operations. In addition to Brampton Assembly Plant, Stellantis employs more than 10,000 Canadians.

The transaction is expected to close by the end of 2026, subject to closing conditions, including applicable government and regulatory requirements.

Stellantis
Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

Roshel Inc.
Roshel Inc. is a Canadian defence technology company headquartered in Brampton, Ontario, specializing in the design, engineering, and manufacturing of smart armoured vehicles. With over 2,500 vehicles deployed to Ukraine and a growing global footprint, Roshel is recognized as one of North America’s leading producers of protected mobility solutions. Roshel's vertically integrated manufacturing model provides in-house ballistic steel processing, transparent armour production, armoured capsule engineering, drivetrain integration, and complete mission system upfitting - enabling industry-leading delivery timelines and comprehensive lifecycle support across MRAP, APC, medical evacuation, recovery, and counter-drone vehicle configurations.

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